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Milan

May 8, 2012

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael McTiernan, Assistant Director
Sandra B. Hunter, Staff Attorney
Howard Efron, Staff Accountant
Jessica Barberich, Assistant Chief Accountant

Re:	Spirit Finance Corporation
Amendment No. 3 to Form S-11
Filed March 16, 2012
File No. 333-177904

Ladies and Gentlemen:

On behalf of Spirit Finance Corporation (the “Company”), we have electronically transmitted for filing under separate cover, pursuant to Regulation S-T, Amendment No. 4 (“Amendment No. 4”) to the Company’s above-referenced Registration Statement on Form S-11, which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2011 (the “Registration Statement”) and subsequently amended on December 22, 2011, February 13, 2012 and March 16, 2012 (“Amendment No. 3”). For your convenience, we have also provided a courtesy package that includes eight copies of Amendment No. 4, four of which have been marked to show changes from Amendment No. 3.

This letter responds to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, received by electronic mail on March 19, 2012 (the “Comment Letter”), with respect to the Registration Statement. Amendment No. 4 has been revised to reflect the Company’s response to the Comment Letter. For ease of review, we have set forth below the comment included in the Comment Letter and the Company’s response thereto. All page numbers and captions in the response below refer to Amendment No. 4, except as otherwise noted below. The response in this letter is based on information provided and representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

May 8, 2012

Note 13. Employee Benefit Plan, page F-37

1.	We note that Redford granted equity interests on December 15, 2011 to certain of your executives. Please disclose and provide us with more details regarding these equity issuances including, but not limited to: the amount of units issued, the general terms of the awards (i.e., vesting, forfeiture, and conversion provisions), any compensation cost recorded, and your specific accounting policy for the awards. On page 127, you disclose that the assumptions used to calculate the value of all Redford restricted unit awards made to executives will be discussed elsewhere in the filing. Please also advise us of the valuation method and assumptions used to calculate the fair value of these awards and revise your filing accordingly. For reference, see ASC 718-10-50.

Response: The Company respectfully advises the Staff that on December 15, 2011, pursuant to the terms of the amended employment agreements between the Company, Redford Holdco, LLC (“Redford”) and certain Company executives, Redford granted an aggregate of $8 million of its restricted non-incentive units to these executives, which, based on the fair market value of such units on the grant date, equaled 16,717,136 restricted non-incentive units. An independent third party assisted the Company in determining the fair market value per restricted non-incentive unit of Redford, based on the income and market approaches, as of the grant date, December 15, 2011.

The restricted non-incentive units will vest: (i) 50% upon an initial public offering of the Company or Redford occurring on or prior to December 31, 2012, with the remaining 50% to vest (a) in three equal annual installments on the first through third anniversaries of the initial public offering, or (b) in full upon a subsequent change in control (as defined in the amended employment agreements) of the Company or Redford; or (ii) 100% upon a change of control of the Company or Redford occurring on or prior to December 31, 2012, subject in each case, to the executive’s continued employment with the Company through the applicable vesting dates. If an initial public offering or change in control of the Company or Redford does not occur on or prior to December 31, 2012, the restricted non-incentive unit awards will terminate and be forfeited.

Prior to the completion of this offering, the Company expects each of the Company executives who received restricted non-incentive units will agree with Redford to cancel his restricted non-incentive units, and the Company will grant the executive shares of restricted common stock of the Company, which shall be subject to substantially the same vesting terms as the restricted non-incentive units. As a result, 50% of such shares of restricted stock will vest upon the completion of this offering, with the remaining 50% to vest either (i) in three equal annual installments on the first through third anniversaries of this offering or (ii) in full upon a subsequent “change of control” (as defined in each amended employment agreement) of the Company, subject, in each case, to the executive’s continued employment with the Company through the applicable vesting dates.

In accordance with ASC 718-10-25-20, which states that “accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition—compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved,” neither Redford nor the Company recognized any compensation costs related to the restricted non-incentive unit awards as the likelihood of an initial public offering or change of control of the Company or Redford occurring before December 31, 2012 was not deemed probable (which is generally interpreted as in excess of 70% likelihood of occurrence) as of December 31, 2011.

The Company has revised the disclosure on page F-40 to provide additional information about the grants and included cross references on pages 136 and 137 to such revised disclosure.

May 8, 2012

Please be advised that, in connection with the Staff’s comment and the Company’s response thereto, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comment or changes to disclosure in response to the Staff’s comment do not foreclose the Commission from taking any action with respect to the above-referenced filing and (iii) the Company may not assert the Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer

Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

Enclosures

cc:	Thomas H. Nolan, Jr., Spirit Finance Corporation

Peter M. Mavoides, Spirit Finance Corporation

Michael A. Bender, Spirit Finance Corporation

Edward Sonnenschein, Latham & Watkins LLP

Craig E. Chapman, Sidley Austin LLP

James O’Connor, Sidley Austin LLP

Bartholomew A. Sheehan, Sidley Austin LLP